Exhibit 99.4

Article I. AGENCY AGREEMENT

August 23, 2019

ESSA Pharma Inc.

999 West Broadway, Suite 720

Vancouver, British Columbia V5Z 1K5

Attention: David Parkinson, President and Chief Executive Officer

Dear Sir:

Bloom Burton Securities Inc. (the “Agent”) understands that ESSA Pharma Inc. (the “Corporation”) proposes to issue and sell up to 18,000,000 Common Shares (as defined herein) (the “Offered Shares”) at a purchase price of US$2.00 per Offered Share (the “Offering Price”) for aggregate gross proceeds of up to US$36,000,000. In lieu of an Offered Share, purchasers may elect to receive one pre-funded Common Share purchase warrant (a “Warrant”, and together with the Offering Shares, the “Offered Securities”)). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in certain circumstances, one Common Share (each a “Warrant Share”) until 4:30 p.m. (Toronto time) on the date that is 60 months from the Closing Date (as defined herein). The exercise price of the Warrants will be pre-funded except for a nominal exercise price of US$0.0001 per Warrant Share. The offering of the Offered Securities pursuant to the Public Offering (as defined herein) and the U.S. Private Placement (as defined herein) by the Corporation is hereinafter referred to as the “Offering”.

The Corporation has filed a final short form base shelf prospectus (such final short form base shelf prospectus together with all documents incorporated by reference therein) dated July 12, 2018, qualifying the distribution of up to the aggregate amount of US$100,000,000 of common shares, preferred shares, debt securities, subscription receipts, warrants and units of the Corporation (the “Base Shelf Prospectus”).

The Offered Securities may be offered to purchasers resident in each of the provinces of Alberta, British Columbia and Ontario, and such other jurisdictions as the Agent, with the consent of the Corporation, may designate prior to the Closing Date, as the case may be (the “Public Selling Jurisdictions”), on a public offering basis, pursuant to the Prospectus (as defined herein) (the “Public Offering”). Concurrently with the Public Offering, the Offered Securities may be offered to purchasers that are resident in the United States or are U.S. Persons (as defined herein) and such other jurisdictions as the U.S. Agent (as defined herein), with the consent of the Corporation, may designate prior to the Closing Date, as the case may be (the “Private Selling Jurisdictions”), on a private placement basis (the “U.S. Private Placement”) in accordance with Rule 506(c) of Regulation D under the 1933 Act (as defined herein) and Schedule “A” hereto. The Public Selling Jurisdictions and the Private Selling Jurisdictions are collectively referred to as the “Selling Jurisdictions”. The Agent is entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchasers of the Offered Securities.

DEFINITIONS

In this Agreement,

“1933 Act” means the United States Securities Act of 1933;

“1934 Act” means the United States Securities Exchange Act of 1934;

“affiliate”, and “associate” shall have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Agency Fee” has the meaning ascribed thereto in Section 7;

“Agent” has the meaning ascribed thereto in the first page of this Agreement;

“Agreement” means this agreement between the Corporation and the Agent dated as of the date hereof;

“Applicable Laws” means all applicable federal, provincial, state and local laws and regulations of authorities having jurisdiction over the Corporation, the Subsidiary or the Agent, as applicable;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Selling Jurisdictions and the states thereof, and, in each case, the respective regulations, rules and orders made and forms prescribed thereunder together with all applicable published policy statements, blanket orders and rulings of the securities regulators in the Selling Jurisdictions;

“Base Shelf Prospectus” has the meaning ascribed thereto in the first page of this Agreement;

“Business Day” means a day which is not a Saturday, a Sunday or a statutory holiday in the City of Toronto, Ontario or the City of Vancouver, British Columbia;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee;

“Claims” has the meaning ascribed thereto in Section 12;

“Closing” means the closing of the issue and sale by the Corporation of the Offered Securities;

“Closing Date” means on or about August 27, 2019 or such other date or dates as the Corporation and the Agent may agree upon in writing;

“Closing Time” means 8:00 a.m. (Eastern time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agent may agree;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” has the meaning ascribed thereto in the first page of this Agreement;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined under Applicable Securities Laws of the Public Selling Jurisdictions;

“Enforceability Qualifications” means (a) bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, (b) the application of equitable principles when equitable remedies are sought, including the remedies of specific performance and injunctive relief, and (c) applicable laws limiting rights to indemnity, contribution, waiver, and the ability to sever unenforceable terms;

“Indemnified Parties” has the meaning ascribed thereto in Section 12;

“material change” means a material change fpor the purposes of Applicable Securities Laws or any of them or where undefined under Applicable Securities Laws of a jurisdiction means a change in the business, operations or capital of the Corporation that would reasonably be expected to have a significant effect on the market price or value of the Corporation’s securities and includes a decision to implement such a change made by the Corporation’s board of directors or by senior management of the Corporation who believe that confirmation of the decision by the board of directors is probable;

“material fact” means a material fact for the purposes of Applicable Securities Laws, or where undefined under Applicable Securities Laws of a jurisdiction, means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Corporation’s securities;

“Nasdaq” means the Nasdaq Capital Market;

“Notice” has the meaning ascribed thereto in Section 22;

“Offered Securities” means, collectively, the Offered Shares and the Warrants;

“Offered Shares” has the meaning ascribed thereto in the first page of this Agreement;

“Offering” has the meaning ascribed thereto in the first page of this Agreement;

“Offering Price” has the meaning ascribed thereto in the first page of this Agreement;

“Partially Excluded Purchasers” means the persons set forth in Schedule “B” of this Agreement;

“Prospectus” means, collectively, the prospectus supplement filed pursuant to Section 3 hereof and any amendments thereto and the Base Shelf Prospectus, together with all documents incorporated by reference therein;

“Private Selling Jurisdictions” has the meaning ascribed thereto in the first page of this Agreement;

“Public Offering” has the meaning ascribed thereto in the first page of this Agreement;

“Public Selling Jurisdictions” has the meaning ascribed thereto in the first page of this Agreement;

“Registration Rights Agreement” means that certain registration rights agreement between the Corporation and the persons listed on Schedule A thereto dated as of the date hereof;

“Registration Statement” means any registration statement of the Corporation filed with, or to be filed with, the SEC under the 1933 Act, including the related prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement as may be necessary to comply with applicable securities laws other than a registration statement (and related prospectus) filed on Form S-4, Form F-4, Form F-10 (if such form is used in connection with a business combination) or Form S-8 or any successor forms thereto

“Regulation S” means Regulation S adopted under the 1933 Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities commissions or similar regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” has the meaning ascribed thereto in the first page of this Agreement;

“Subscription Agreements” means collectively, the agreements entered into between the Corporation and the purchasers of Offered Shares and/or Warrants in connection with the U.S. Private Placement, on or prior to the Closing Date setting out the contractual relationship between the Corporation and such purchasers, in form and substance satisfactory to the Corporation and the Agent, each acting reasonably;

“Subsidiary” means ESSA Pharmaceuticals Corp.;

“Transaction Documents” means collectively, this Agreement, the Subscription Agreements, the Registration Rights Agreement and the Warrant Certificates;

“Transfer Agent” means Computershare Investor Services Inc. as registrar and transfer agent for the Common Shares and the preferred shares in the capital of the Corporation;

“TSXV” means the TSX Venture Exchange;

“U.S. Agent” has the meaning ascribed thereto in Section 2;

“U.S. Investors” means any person in the United States or any U.S. Person who purchases Offered Securities in the Offering;

“U.S. Person” has the meaning defined in Regulation S under the 1933 Act;

“U.S. Private Placement” has the meaning ascribed thereto in the first page of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Warrant” has the meaning ascribed thereto in the first page of this Agreement;

“Warrant Certificates” means the certificates representing the Warrants, which contains the terms and conditions of the Warrants; and

“Warrant Share” has the meaning ascribed thereto in the first page of this Agreement.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “subsections” or “clauses” are to the appropriate section, subsection or clause of this Agreement. References to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, references herein to “including” shall mean “including, without limitation”, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - Terms and Conditions for United States Offers and Sales

Schedule “B” - Partially Excluded Purchasers

TERMS AND CONDITIONS

1.	Appointment of Agent

Based upon the foregoing and subject to the terms and conditions set out below, the Corporation hereby appoints the Agent and the Agent hereby accepts such appointment, to effect the sale of the Offered Securities at the Offering Price, on a best efforts basis to persons resident in the Selling Jurisdictions. The Agent agrees to use its best efforts to sell the Offered Securities, but it is hereby understood and agreed that the Agent shall act as agent only and is under no obligation to purchase any of the Offered Securities, although the Agent may subscribe for Offered Securities, subject to Applicable Laws. The Agent shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purpose of arranging for purchases of the Offered Securities.

2.	U.S. Sales

The parties acknowledge that the Offered Securities have not been registered under the 1933 Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons except pursuant to Rule 506(c) of Regulation D under the 1933 Act and the applicable laws of any applicable state of the United States. Accordingly, the Corporation and the Agent agree that any offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons shall be conducted only in the manner specified in Schedule “A” hereof. All actions to be undertaken by the Agent in the United States in connection with the matters contemplated herein shall be undertaken through Oppenheimer & Co. Inc., a duly registered broker-dealer in the United States engaged in connection with the Offering (the “U.S. Agent”).

3.	Prospectus

The Corporation shall use commercially reasonable best efforts to file the Prospectus in each of the Public Selling Jurisdictions not later than 10:45 p.m. (Toronto time) on August 23, 2019.

Until the date on which the Distribution of the Offered Securities is completed, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required or desirable under Applicable Securities Laws of the Public Selling Jurisdictions to continue to qualify the Distribution of the Offered Securities, or, in the event that the Offered Securities, for any reason, ceased to so qualify, to so qualify again the Offered Securities for Distribution in the Public Selling Jurisdictions.

4.       U.S. Resale Registration

The Corporation shall use its reasonable best efforts to file a Registration Statement with the SEC relating to resales, from time to time, by the U.S. Investors in this Offering of the Offered Shares and the Warrant Shares held by such U.S. Investors in accordance with the terms and conditions of the Registration Rights Agreement.

5.       Certain Representations, Warranties, Covenants and Obligations of the Agent

(1)	The Agent hereby covenants to the Corporation as follows:

(a)	it has complied and will comply with Applicable Securities Laws in connection with the Distribution of the Offered Securities in the Public Selling Jurisdictions upon the terms and conditions set out in the Prospectus and this Agreement. The Agent has offered and will offer, for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold;
(b)	for the purposes of this Section 5, it shall be entitled to assume that the Offered Securities are qualified for Distribution in each of Public Selling Jurisdictions;
(c)	it shall deliver a copy of the Prospectus to each investor purchasing Offered Securities in the Public Selling Jurisdictions;
(d)	any offers and sales of Offered Securities and the Warrant Shares in the United States or to, or for the account or benefit of, U.S. Persons shall be made in accordance with the terms and conditions set out in Schedule “A” to this Agreement, which schedule is incorporated by reference and forms part of this Agreement. The Corporation and the Agent shall, and the Agent shall cause the U.S. Agent to, comply with the terms and conditions set out therein. The Agent shall cause the representations, warranties and covenants included in Schedule “A” hereto to be made by the U.S. Agent for the benefit of the Corporation;
(e)	it will not solicit subscriptions for Offered Securities or the Warrant Shares except in accordance with the terms and conditions of this Agreement;
(f)	it will not, in connection with the Offering, make any representation or warranty with respect to the Offered Securities, the Warrant Shares and the Corporation other than as set forth in this Agreement, the Prospectus and the Subscription Agreements;
(g)	it will provide to the Corporation all necessary information in respect of the Agent and the investors (and will use its commercially reasonable efforts to provide to the Corporation all necessary information in respect of the U.S. Agent) to allow the Corporation to file, with the Securities Commissions, if required, reports of the sale of the Offered Securities and the Warrant Shares in accordance with Applicable Securities Laws within ten days of the Closing; and
(h)	it is not a person in the United States or a U.S. Person, the Offered Securities were not offered to it by the Corporation in the United States and it did not sign this Agreement in the United States.
(2)	The Agent represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the purchase and sale of the Offered Securities, that:
(a)	it is a valid and subsisting corporation, duly incorporated and in good standing under the laws of the jurisdiction in which it was incorporated;
(b)	it holds all licenses and permits that are required for carrying on its business in the manner in which such business has been carried on;

(c)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein;
(d)	all information reasonably requested by the Agent and its counsel in connection with the due diligence investigations of the Agent will be treated by the Agent and its counsel as confidential and will only be used in connection with the Offering; and
(e)	it is duly qualified in accordance with Applicable Securities Laws to solicit and procure subscriptions for the Offered Securities in the Selling Jurisdictions in which it is qualified to do so in connection with the Offering.

The Corporation understands and agrees that the Agent may arrange for investors of the Offered Securities in jurisdictions other than Canada and the United States, on a private placement basis and provided that the purchase of such Offered Securities does not contravene the Applicable Securities Laws of the jurisdiction where the purchaser is resident and provided that such sale does not trigger: (i) any obligation to prepare and file a prospectus, registration statement or similar disclosure document; or (ii) any registration or other obligation on the part of the Corporation including any continuing obligation in that jurisdiction.

6.	Reliance on Representations, Warranties and Covenants

The Corporation acknowledges and agrees that the representations, warranties and covenants made by it in the Subscription Agreements are incorporated by reference into this Agreement and that the Agent may rely on such representations, warranties, covenants and acknowledgements in connection with its execution and delivery of this Agreement and the completion of the Offering as of the Closing Date.

7.	Agent’s Compensation

In consideration for the Agent’s and U.S. Agent’s services, the Corporation agrees to pay to the Agent and the U.S. Agent a fee equal to 7.0% of the gross proceeds of the Offering (excluding subscription from the Partially Excluded Purchasers, whose subscription shall attract a fee equal to 3.5% of the gross proceeds received from the Partially Excluded Purchasers) payable in cash on the Closing Date (the “Agency Fee”). The Agent shall receive no less than 40% of the Agency Fee and the U.S. Agent shall receive no less than 60% of the Agency Fee.

8.	Closing
(a)	The purchase and sale of the Offered Securities shall be completed at the Closing Time at the offices of counsel to the Corporation, or at such other place or places as the Agent and the Corporation may agree.
(b)	At the Closing Time, the Corporation shall (a) deliver to the Agent one or more global certificates representing the Offered Shares and/or physical certificates representing the Warrants, sold pursuant to the Offering, and with respect to such Offered Shares, registered in the name of CDS, or otherwise effect or cause to be effected one or more electronic deposit(s) pursuant to the non-certificated issue system maintained by CDS such quantity of Offered Shares as the Agent may direct the Corporation in writing, and (b) with respect to U.S. Investors, deliver to the Agent and/or the U.S. Agent physical certificates bearing U.S. restrictive legends representing the Offered Shares and Warrants registered as the Agent may direct the Corporation in writing, against payment by the Agent (or against payment by, or caused to be delivered by, the purchasers under the U.S. Private Placement, in accordance with the terms of the Subscription Agreements) to the Corporation of the aggregate purchase price payable to the Corporation for the Offered Securities by certified cheque, bank draft or wire transfer.

(c)	The Corporation acknowledges that the proceeds from the Offering shall be payable to the Corporation in accordance with the terms and conditions of the Subscription Agreements.
9.	Closing Conditions

The Agent’s obligation to complete the Closing at the Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement and the Subscription Agreements, as of the Closing Date and performance by the Corporation of its obligations under this Agreement and the Subscription Agreements in all material respects and the following conditions:

(a)	The Agent shall have received at the Closing Time, a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Agent, addressed to the Agent, from counsel to the Corporation, Blake, Cassels & Graydon LLP and any other local counsel, acting reasonably (it being understood that such counsel may rely to the extent appropriate in the circumstance: (i) as to matters of fact, on certificates of the Corporation executed on its behalf by an executive officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of public officials) with respect to the following matters (with such opinions being subject to usual and customary assumptions and qualifications, including the qualifications set out below):
(i)	as to the incorporation and subsistence of the Corporation under the laws of the Province of British Columbia and as to the corporate power of the Corporation to carry out its obligations under this Agreement and to issue the Offered Securities;
(ii)	as to the authorized and issued capital of the Corporation;
(iii)	that the Corporation has all requisite corporate power and authority under the laws of its jurisdiction of incorporation to carry on its business and to own or lease its properties and assets as described in the Prospectus;
(iv)	that none of the execution and delivery of the Transaction Documents and the performance by the Corporation of its obligations hereunder, or the sale or issuance of the Offered Securities will conflict with or result in any breach of the notice of articles and articles of the Corporation;
(v)	that each of the Transaction Documents has been duly authorized and executed and delivered by the Corporation, and constitutes a valid and legally binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by the Enforceability Qualifications;
(vi)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Prospectus and the filing of such documents as are required under Applicable Securities Laws in each of the Public Selling Jurisdictions;

(vii)	that the Offered Shares have been validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation;
(viii)	that each of the Warrants have been duly and validly created and issued;
(ix)	that the Warrant Shares have been authorized and allotted for issuance and, upon the issuance of the Warrant Shares following due exercise of the Warrants in accordance with the respective terms thereof, the Warrant Shares will be validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation;
(x)	all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed and all other legal requirements have been fulfilled under Applicable Securities Laws of the Public Selling Jurisdictions to qualify the issuance or Distribution and sale of the Offered Securities to the public in each of the Public Selling Jurisdictions and to permit the issuance, sale and delivery of the Offered Securities to the public through dealers registered under the Applicable Laws of each of the Public Selling Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;
(xi)	subject to the qualifications, assumptions, limitations and understandings set out therein, the statements set out in the Prospectus, under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” are true and correct as at the date of the Prospectus;
(xii)	that the attributes of each of the Offered Shares and Warrants conform in all material respects with the description thereof contained in the Prospectus;
(xiii)	that the Offering and the listing of the Offered Shares and Warrant Shares have been conditionally accepted by the TSXV; and
(xiv)	as to such other matters as the Agent’s legal counsel may reasonably request prior to the Closing Time.
(b)	The Agent shall have received at the Closing Time, a legal opinion dated the Closing Date in form and substance satisfactory to counsel to the Agent, addressed to the Agent, from local counsel in the jurisdiction of incorporation of the Subsidiary, with respect to the following matters:
(i)	the incorporation and existence of the Subsidiary under the laws of its jurisdiction of incorporation;
(ii)	as to the registered ownership of the issued and outstanding shares of the Subsidiary; and

(iii)	that the Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own or lease its properties and assets.
(c)	The Agent shall have received at the Closing Time, a legal opinion dated the Closing Date in form and substance satisfactory to counsel to the Agent, addressed to the Agent, from Skadden, Arps, Slate, Meagher & Flom LLP, to the effect that registration under 1933 Act is not required in connection with the offer and sale of the Offered Securities in the United States.
(d)	The Agent shall have received at the Closing Time, certificates dated the Closing Date addressed to the Agent and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation (including any committees thereof) relating to the Offering, the incumbency and specimen signatures of signing officers of the Corporation and with respect to such other matters as the Agent may reasonably request.
(e)	The Agent shall have received at the Closing Time, a certificate dated the Closing Date addressed to the Agent and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation after having made due enquiry, that:
(i)	there are no contingent liabilities affecting the Corporation which are material to the Corporation;
(ii)	the Corporation has complied with and satisfied in all material respects the covenants, terms and conditions of this Agreement and the Subscription Agreement on its part to be complied with and satisfied pursuant to such agreements;
(iii)	the representations and warranties of the Corporation contained in the Transaction Documents are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;
(iv)	the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of the Transaction Documents, the offering and sale of the Offered Securities and the consummation of the other transactions contemplated by this Agreement (subject to completion of filings with certain regulatory authorities following the Closing Date);
(v)	no order, ruling or determination having the effect of suspending the sale of the Offered Securities has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Applicable Securities Laws or by any other regulatory authority; and

(vi)	such other matters as the Agent may reasonably request.
(f)	The Corporation will have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Offered Securities in the Selling Jurisdictions prior to the Closing Time as herein contemplated;
(g)	The Agent shall have received confirmation from the Corporation that the Corporation is not on the defaulting issuer’s list (or equivalent) maintained by the Securities Commissions in each jurisdiction in which the Corporation is a reporting issuer;
(h)	The Corporation shall not have received any notice from the TSXV or Nasdaq, if applicable, that any of the Offered Shares and/or Warrant Shares shall not be accepted for listing on the TSXV or Nasdaq respectively; and
(i)	The Agent and its counsel shall have been provided with all information and documentation reasonably requested relating to their due diligence inquiries and investigations.
10.	All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement, including those terms in Section 9, will be construed as conditions and any breach or failure to comply with any of the conditions shall entitle the Agent to terminate its obligations hereunder by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Agent, any such waiver or extension must be in writing and signed by the Agent.

11.	Rights of Termination

This Agreement may be terminated in the sole discretion of the Agent by written notice to the Corporation given prior to the Closing Time in the event that:

(a)	the Corporation is in material breach of any term, condition, covenant or agreement contained in this Agreement or any representation or warranty given by the Corporation in this Agreement is determined to have been untrue, false or misleading in any material way as of the date upon which such was given; or
(b)	prior to the Closing Time:
(i)	there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Corporation; or
(ii)	there shall have occurred any change in Applicable Securities Laws or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any regulatory authority in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Agent and not upon activities of the Corporation);

which, in the reasonable opinion of the Agent, prevents or restricts trading in the Offered Shares and Warrant Shares or the distribution of the Offered Securities; or

(iii)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence or catastrophe of national or international consequence or any law or regulation or a change thereof which, in the reasonable opinion of the Agent, materially adversely affects or involves, or will materially adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation, taken as a whole;
(iv)	the state of the financial markets in Canada and the United States is such that, in the reasonable opinion of the Agent, the Offered Securities cannot be marketed profitably;
(v)	there is an inquiry or investigation (whether formal or informal) by any securities regulator or other regulatory authority in relation to the Corporation or any one of its directors or officers, or any of its principal shareholders, which has not been rescinded, revoked or withdrawn and which, in each case, operates to materially prevent or restrict the Distribution of the Offered Securities as contemplated by this Agreement;
(vi)	a cease trading order with respect to any securities of the Corporation is made by any securities regulator or other competent authority by reason of the fault of the Corporation or its directors, officers and agents and such cease trading order has not been rescinded, revoked or withdrawn;
(vii)	the Agent, acting reasonably, is not satisfied in its sole discretion with its due diligence review and investigations; or
(viii)	the Corporation receives notice from the TSXV or Nasdaq that any of the Offered Shares and Warrant Shares shall not be accepted for listing on the TSXV.

The rights of termination contained in this Section 11 are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or the Subscription Agreements or otherwise. In the event of any such termination, there shall be no further liability on the part of the Agent to the Corporation or on the part of the Corporation to the Agent except in respect of any liability which may have arisen prior to or arise after such termination under any of Sections 12 and 14.

12.	Indemnity

The Corporation agrees to indemnify and save harmless the Agent and the U.S. Agent and their affiliates, and each of their respective directors, officers, employees, shareholders, partners, agents and advisors (collectively, the “Indemnified Parties” and each, an “Indemnified Party”), from and against any and all losses (except loss of profit), claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable, actual and accountable fees and expenses of their counsel in connection with any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of this Agreement, and further agrees to immediately reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim.

The Corporation also agrees that no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on the Corporation’s behalf or in right for or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the Corporation’s execution of the Agreement, except to the extent that any losses, expenses, Claims, actions, damages or liabilities incurred by the Corporation are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the Indemnified Party’s breach of this Agreement, or the gross negligence, wilful misconduct or fraud of such Indemnified Party.

In the event and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that an Indemnified Party breached this Agreement, or was grossly negligent or guilty of wilful misconduct or fraud in connection with a Claim in respect of which the Corporation has advanced funds to the Indemnified Party pursuant to this indemnity, such Indemnified Party shall immediately reimburse such funds to the Corporation and thereafter this indemnity shall not apply to such Indemnified Party in respect of such Claim.

The Corporation agrees to waive any right the Corporation might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity.

In case any Claim is brought against an Indemnified Party, or an Indemnified Party has received notice of the commencement of any investigation in respect of which indemnity may be sought against the Corporation, the Indemnified Party will give the Corporation prompt written notice of any such Claim or investigation of which the Indemnified Party has knowledge and the Corporation will undertake the investigation and defence thereof on behalf of the Indemnified Party, including the prompt employment of counsel acceptable to the Indemnified Parties affected and the payment of all expenses. Failure by the Indemnified Party to so notify shall not relieve the Corporation of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in the forfeiture by the Corporation of substantive rights or defences or the extent that the Corporation is materially prejudiced thereby.

No admission of liability and no settlement, compromise or termination of any Claim shall be made without the Corporation’s consent and the consent of the Indemnified Parties affected, such consents not to be unreasonably withheld.

Notwithstanding that the Corporation will undertake the investigation and defence of any Claim, an Indemnified Party will have the right to employ separate counsel with respect to any Claim and participate in the defence thereof, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless:

(a)	the employment of such counsel has been authorized in writing by the Corporation;

(b)	the Corporation has not assumed the defence within a reasonable period of time after receiving notice of such Claim;
(c)	the named parties to any such Claim include both the Corporation and the Indemnified Party and the Indemnified Party shall have been advised by counsel in writing that there may be a conflict of interest between the Corporation and the Indemnified Party; or
(d)	the Indemnified Party has been advised in writing by counsel that there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Corporation, which makes representation by the same counsel inappropriate.

The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

If for any reason the foregoing indemnification is unavailable (other than in accordance with the terms hereof) to the Indemnified Parties (or any of them) or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand, but also the relative fault of the Corporation and the Indemnified Parties, as well as any other equitable considerations which may be relevant; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim, any amount in excess of the fees actually received by the Indemnified Parties hereunder in which case such fees and expenses will be for the Corporation’s account.

The Corporation hereby acknowledges the Agent as trustee for each of the other Indemnified Parties of the Corporation’s covenants under this indemnity with respect to such persons and the Agent agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Corporation agrees to immediately reimburse the Agent monthly for the time spent by an Indemnified Party in connection with any Claim at their reasonable per diem rates. The Corporation also agrees that if any Claim shall be brought against, or an investigation commenced in respect of the Corporation or the Corporation and the Indemnified Parties shall be required to testify, participate or respond in respect of or in connection with the performance of professional services rendered to the Corporation by an Indemnified Party hereunder or otherwise in connection with the matters referred to in this Agreement, the Agent shall have the right to employ its own counsel in connection therewith and the Corporation will immediately reimburse the Agent monthly for the time spent by an Indemnified Party in connection therewith at their reasonable per diem rates together with such fees and disbursements and reasonable, actual and accountable expenses as may be incurred, including the fees and disbursements of the Agent’s counsel.

13.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

14.	Expenses

Out of the proceeds of the Offering, the Corporation shall pay all expenses and fees in connection with the Offering, including all expenses of or incidental to the issue, sale or Distribution of the Offered Securities; the fees and expenses of the Corporation’s counsel and auditors; and all costs incurred in connection with the preparation of documents relating to the Offering. The Corporation shall also pay all legal expenses and fees incurred by the Agent and the U.S. Agent, which shall include the reasonable, actual and accountable expenses incurred in connection with the Offering, including the reasonable, actual and accountable fees of the Agent’s Canadian legal counsel, Baker & McKenzie LLP, up to a maximum of US$75,000 inclusive of disbursements, plus taxes, and the out-of-pocket expenses of the U.S. Agent’s, including the fees and expenses of U.S. Agent’s U.S. legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., up to a maximum of US$75,000. However, that such reimbursement amount in no way limits or impairs the indemnification and contribution provisions of this Agreement. In the event the Closing does not occur, all fees and expenses incurred by the Agent shall be payable by the Corporation immediately upon receiving an invoice therefor from the Agent.

15.	Survival of Representations and Warranties

The representations, warranties, covenants, obligations and agreements of the Corporation contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase of the Offered Securities and shall continue in full force and effect for a period of three years following the Closing Date regardless of any subsequent disposition of the Offered Securities by the investors or the termination of the Agent’s obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in connection with the sale of the Offered Securities.

16.	Conflict of Interest

The Corporation acknowledges that the Agent and its affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Agent and other entities in its group that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

17.	Time of the Essence

Time shall be of the essence of this Agreement.

18.	Fiduciary

The Corporation hereby acknowledges that the Agent is acting solely as agent in connection with the offer and sale of the Offered Securities. The Corporation further acknowledges that the Agent is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Agent act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Agent may undertake or have undertaken in furtherance of such offer and sale of the Corporation’s securities, either before or after the date hereof. The Agent hereby expressly disclaims any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Agent agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Agent to the Corporation regarding such transactions, including any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Agent agree that the Agent is acting as principal and not the agents or fiduciaries of the Corporation and the Agent has not, and the Agent will not assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Agent with respect to any breach or alleged breach of any fiduciary duty to the Corporation in connection with the transactions contemplated by this Agreement.

19.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable in British Columbia and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

20.	Funds

Unless otherwise specified, all funds referred to in this Agreement shall be in Canadian dollars.

21.	Stipulation for the Benefit of U.S. Agent

The Corporation and the Agent acknowledge and agree that Oppenheimer & Co. Inc. will act as the U.S. Agent for the Offering. The Corporation hereby covenants and agrees, for the benefit of, the U.S. Agent that the U.S. Agent will be entitled to benefit from and rely on, to the same extent as the Agent, all the representations and warranties, covenants and indemnification undertakings of the Corporation contained in this Agreement for the benefit of the Agent. Furthermore, each document which the Corporation must address and deliver to the Agent under the Agreement shall also be addressed and delivered to the U.S. Agent concurrently with the delivery thereof to the Agent.

22.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “Notice”) shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

ESSA Pharma Inc.

999 West Broadway, Suite 720

Vancouver, BC V5Z 1K5

Attention: David Parkinson, Chief Executive Officer

Email: dparkinson@essapharma.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

599 Burrard Street, Suite 2600

Vancouver, BC V7X 1L3

Attention: Joseph Garcia

Email: joseph.garcia@blakes.com

If to the Agent, addressed and sent to:

Bloom Burton Securities Inc.

65 Front Street East, Suite 300

Toronto, ON M5E 1B5

Attention: Jolyon Burton

Email: jburton@bloomburton.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

Brookfield Place

181 Bay Street, Suite 2100

Toronto, ON M5J 2T3

Attention:       David Palumbo

Email:       david.palumbo@bakermckenzie.com

or to such other address as any of the persons may designate by Notice given to the others.

Each Notice shall be personally delivered to the addressee or sent by fax to the addressee and (i) a Notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a Notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

23.	Entire Agreement

The provisions herein and schedules attached hereto contained constitute the entire agreement between the parties relating to the Offering and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

24.	Assignment

Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Corporation and the Agent and their successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Corporation set out under the heading “Indemnity” shall also be for the benefit of the Indemnified Parties.

25.	Press Releases

Any press release connected with the Offering issued by the Corporation shall be issued only after consultation with the Agent. If the Offering is successfully completed, the Agent shall be permitted only after consultation with the Corporation, to publish, at the Agent’s expense, and in compliance with Applicable Securities Laws such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as they may consider appropriate.

26.	Counterparts

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

27.	Language

The parties hereto confirm their express wish that this agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language.

Les parties reconnaissent leur volonté express que la présente convention ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais.

28.	Facsimile or Electronic Transmission

The Corporation and the Agent shall be entitled to rely on delivery by facsimile or other electronic means of an executed copy of this Agreement and acceptance by the Corporation and the Agent of that delivery shall be legally effective to create a valid and binding agreement between the Corporation and the Agent in accordance with the terms of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing this letter where indicated below and returning the same to the Agent upon which this letter as so accepted shall constitute an agreement among us.

Yours very truly,

BLOOM BURTON SECURITIES INC.

Per: (signed) “Jolyon Burton”

Name: Jolyon Burton

Title: President and Head of Investment Banking

The foregoing offer is accepted and agreed to as of the date first above written.

ESSA PHARMA INC.

By: (signed) “David Wood”

Name: David Wood

Title: Chief Financial Officer

SCHEDULE “A”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule “A” and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

(a)	“Directed Selling Efforts” means directed selling efforts as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;
(b)	“Distribution Compliance Period” means the 40 day period that begins on the later of (i) the date the Offered Securities are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;
(c)	“Foreign Issuer” means “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;
(d)	“Accredited Investor” means an entity that is an “accredited investor” as defined in Rule 501(a) of Regulation D under the 1933 Act;
(e)	“Regulation D” means Regulation D adopted by the SEC under the 1933 Act; and
(f)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

Representations, Warranties and Covenants of the Agent

The Agent acknowledges that the Offered Shares, Warrants and Warrant Shares have not been registered under the 1933 Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, the Agent represents, warrants and covenants to the Corporation that:

1.	It has not offered and sold, and will not offer and sell, any Offered Securities except (a) to a person that is not a U.S. Person in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States or to, or for the account or benefit of, a U.S. Person pursuant to Rule 506(c) of Regulation D and as provided in Sections 2 through 12 below. Accordingly, neither the Agent, the U.S. Agent nor any of their affiliates nor any persons acting on their behalf, has made or will make (except as permitted in Sections 2 through 12 below), (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, (ii) any sale to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Agent, U.S. Agent, affiliate or person acting on its behalf reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Offered Securities.

2.	It acknowledges that there is a Substantial U.S. Market Interest in the Common Shares and agrees to comply with Rule 903(b)(2) in connection with the Offering. In particular, it agrees that, at or prior to confirmation of the sale of the Offered Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Offered Shares or Warrants from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the “1933 Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the 1933 Act. Terms used herein have the meanings given to them in Regulation S.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Offered Shares, Warrants or Warrant Shares by the Agent shall be made only in accordance with the provision of Rule 903 or 904 of Regulation S; pursuant to a registration of such securities under the 1933 Act; or pursuant to an available exemption from the registration requirements of the 1933 Act. The Agent agrees to obtain substantially identical undertakings from the U.S. Agent in connection with the distribution of the Offered Securities contemplated hereby and to comply with the offering restriction requirements of Rule 903(b)(2) of Regulation S.

3.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with the U.S. Agent, any selling group members or with the prior written consent of the Corporation. It shall require the U.S. Agent and each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that the U.S. Agent and each selling group member complies with, the provisions of this Schedule “A” applicable to the Agent as if such provisions applied to the U.S. Agent and such selling group member.
4.	All offers and sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons shall be made by the Agent through the U.S. Agent, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the 1934 Act and under all applicable state securities laws (except where exempted from the respective state’s broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (“FINRA”), in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Agent will make all offers and sales of Offered Securities in compliance with all applicable United States federal and state broker-dealer requirements.
5.	Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States or to, or for the account or benefit of, U.S. Persons was or will be made only to Accredited Investors with whom the Agent or the U.S. Agent has a pre-existing relationship in transactions that are exempt from registration under the 1933 Act and applicable state securities laws.

6.	It had reasonable grounds to believe and did believe that each such purchaser was an Accredited Investor, and at the time of completion of each sale to a person in the United States or to, or for the benefit or account of, a U.S. Person, the Agent, the U.S. Agent, their respective affiliates, and any person acting on their behalf will have reasonable grounds to believe and will believe, that each such purchaser designated by the Agent or the U.S. Agent to purchase Offered Securities from the Corporation is an Accredited Investor.
7.	The Agent and U.S. Agent will provide reasonable assistance to the Company in taking reasonable steps to verify the Accredited Investor Status of purchasers of the Offered Securities that are in the United States or are U.S. Persons.
8.	At least one Business Day prior to the Closing Date, the Corporation will be provided with a list of all purchasers of the Offered Securities that are in the United States or are U.S. Persons.
9.	On the Closing Date the U.S. Agent and the Agent, will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Offered Securities in the United States and to, or for the account or benefit of, U.S. Persons.
10.	Prior to soliciting any offerees and prior to the completion of any sale of Offered Securities, each purchaser will be informed that the Offered Shares, Warrants and Warrant Shares have not been registered under the 1933 Act and are being offered to such purchaser for investment and in reliance on an exemption from the registration requirements of the 1933 Act provided by Rule 506(c) of Regulation D.
11.	None of the Agent, the U.S. Agent nor any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the 1934 Act in connection with its offers or sales of the Offered Securities in the United States.
12.	The Agent and the U.S. Agent shall cause each U.S. Investor to complete and provide to the Corporation a copy of the United States Accredited Investor Representation Letter attached as Appendix I to the Subscription Agreements.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

13.	The Corporation is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, an “investment company” as defined in the United States Investment Company Act of 1940.
14.	The Corporation is a “Foreign Issuer” and reasonably believes there is a Substantial U.S. Market Interest in the Common Shares.
15.	Except with respect to offers and sales to Accredited Investors through the Agent or the U.S. Agent in reliance upon an exemption from registration under the 1933 Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, the U.S. Agent, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to a person in the United States or to, or for the account or benefit of, U.S. Persons; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and is not a U.S. Person, or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States and is not a U.S. Person.

16.	Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agent, the U.S. Agent, or any members of the banking and selling group formed by them, as to whom the Corporation makes no representation), has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities, or has taken or will take any action that would cause the applicable exemption afforded by the 1933 Act or Regulation S to be unavailable for offers and sales of the Offered Securities pursuant to this Agreement.
17.	None of the Corporation, its affiliates or any person acting on its behalf (other than the Agent, the U.S. Agent, or any members of the banking and selling group formed by them, as to all of whom the Corporation makes no representation) has engaged or will engage in any violation of Regulation M under the 1934 Act in connection with any offer or sale of the Offered Securities.
18.	Neither the Corporation nor anyone acting on its behalf has offered the Offered Securities or any similar securities for sale to, or solicited any offer to buy the same from, a person in the United States or a U.S. Person for a period of six months prior to the date of the Agency Agreement.
19.	Other than the Agent and the U.S. Agent, the Corporation has not dealt with any broker, finder, commission agent, placement agent or arranger in connection with the offer and sale of the Offered Securities and the transactions contemplated by the Agency Agreement.

APPENDIX II
TO SCHEDULE “A”
AGENT’S CERTIFICATE

In connection with the private placement in the United States of common shares and/or pre-funded common share purchase warrants (the “Offered Securities”) of ESSA Pharma Inc. (the “Company”), pursuant to the agency agreement (the “Agency Agreement”) dated August 23, 2019, between the Corporation and the agent named therein, the undersigned hereby certify as follows:

(i)	on the date hereof and on the date of each offer or sale of Offered Securities, Oppenheimer & Co. Inc. (the “U.S. Agent”) is and was a duly registered broker-dealer with the SEC, duly registered as a broker-dealer under the laws of each state where it made offers of Offered Securities (unless exempted from the respective state’s broker-dealer registration requirements), and a member of and is in good standing with FINRA on the date hereof;
(ii)	all offers and sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected by the U.S. Agent in accordance with all applicable United States state and federal broker-dealer requirements;
(iii)	other than written materials provided by or expressly approved by the Company, no written material was used in connection with the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;
(iv)	each purchaser of Offered Securities in the United States or that is a U.S. Person has executed and delivered a United States Accredited Investor Representation Letter attached as Appendix I to the Subscription Agreements, a copy of which has been delivered to the Company;
(v)	we had reasonable grounds to believe and did believe that each offeree in the United States or that is a U.S. Person was immediately prior to our offer of the Securities to offerees in the United States, an Accredited Investor, and, on the date hereof, we continue to believe that each such person in the United States purchasing Offered Securities is an Accredited Investor; and
(vi)	the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons has been conducted by Bloom Burton Securities Inc. in accordance with the terms of the Agency Agreement and by Oppenheimer & Co. Inc. in accordance with the terms of Schedule “A” to the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated this ______ day of ________________________, 201___.

BLOOM BURTON SECURITIES INC.	OPPENHEIMER & CO. INC.

By:	By:

Name:	Name:

Schedule “B”

PARTIALLY EXCLUDED PURCHASERS

Clarus Lifesciences III, L.P., or other Clarus controlled/advised fund or others managed / owned by Blackstone;

Members of the Corporation’s Board of Directors;

Management and employees of the Corporation;

Omega Fund IV, L.P.;

Eventide Gilead Fund and Eventide Healthcare and Life Sciences Fund; and

Funds advised and managed by BVF, Biotechnology Value Fund.